Filed By: Alabama National BanCorporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Indian River Banking Company

Commission File No. 333-111417

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF ALABAMA NATIONAL BANCORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/ PROSPECTUS THAT WERE FILED WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW).

On January 21, 2004, Alabama National BanCorporation (“ANB”) issued a press release announcing its earnings for the fourth quarter of 2003, which press release also references the proposed acquisition (the “Acquisition”) of Indian River Banking Company by ANB.

A copy of the relevant portion of the press release dated January 21, 2004 is being filed as Appendix A to this report, and is incorporated herein by reference.

APPENDIX A

Alabama National BanCorporation Announces Fourth Quarter and Year-end 2003 Earnings

FOR IMMEDIATE RELEASE – Birmingham, Alabama (January 21, 2004) –Alabama National BanCorporation (“ANB”) (NASDAQ/NM: ALAB) today announced record earnings for the quarter and year ended December 31, 2003.

For the quarter, ANB reported earnings of $10.8 million, up 15.9% from the 2002 fourth quarter. Diluted earnings per share of $0.82 were up 11.7% from the year ago quarter. Fourth quarter 2003 return on average equity was 15.40% and return on average assets was 1.13%, compared to fourth quarter 2002 ratios of 15.83% and 1.16%, respectively. Net revenue, defined as net interest income plus noninterest income (excluding securities gains and other nonrecurring items), grew to $48.7 million in the fourth quarter, up 5.0% from $46.4 million in the year ago quarter. Noninterest income (excluding securities gains and other nonrecurring items) represented 33.3% of total fourth quarter 2003 net revenue and declined 12.0% from the 2002 fourth quarter due to a decline in investment services income and mortgage origination and sale income.

For the full year, ANB reported 2003 earnings of $41.0 million, or $3.17 per diluted share, up 15.0% from 2002’s $35.7 million in earnings and up 12.5% from the diluted earnings per share of $2.81 for the 2002 full year. Alabama National’s return on average assets for 2003 was 1.14%, and the return on average shareholders’ equity for the year was 15.89%, compared to prior year ratios of 1.18% and 16.01%, respectively.

Net revenue for 2003 totaled $198.4 million, up 14.2% from 2002. Noninterest income for the year (excluding securities gains and other nonrecurring items) represented 39.0% of total net revenue.

“We are pleased to be able to report another year of record earnings for Alabama National,” said John H. Holcomb, III, Chairman and CEO. “Our employees have delivered another excellent year for our share owners.”

“We are enthusiastic about our 2003 expansion into the Gainesville, Florida market through the merger with Millennium Bank. We also look forward to our merger with Cypress Bank in Palm Coast, Florida and with Indian River Banking Company in Vero Beach, Florida. We expect to close these transactions in the first quarter of 2004, pending shareholder and regulatory approval. On the internal growth front, we continue to show solid growth in loans and deposits, which is a testament to our employees and the professional service they deliver,” Holcomb continued. “While we plan to continue our expansion in high growth markets, we remain cognizant of the primacy of long term compounded growth in diluted earnings per share. We continue to believe in our operating structure, which is centered on strong local management operating within a disciplined credit culture.”

Total assets at year end of $3.8 billion were up 15.2% from 2002’s $3.3 billion, driven largely by 21.4% loan growth. Deposits grew 18.2% to $2.75 billion at December 31, 2003. Year-end share owners’ equity was $279.4 million, or $21.76 per share, and tangible book value per share was $18.99.

During the fourth quarter, ANB recognized $2.4 million in net charge-offs, bringing the year to date figure to 0.12% of average loans. ANB’s 2003 provision expense for loan losses covered net charge-offs 193%. Year-end nonperforming assets were 0.40% of period end loans and other real estate. The allowance for loan losses covered nonperforming loans 372%.

During the fourth quarter of 2003 ANB became aware of a recent bank regulatory interpretation that resulted in a review of ANB’s accounting for postretirement benefit agreements existing in certain of its subsidiary banks. As a result of this review, ANB determined that the accounting for these agreements was not correct under generally accepted accounting principles. These plans were in existence at banks acquired by ANB in previous years. ANB has corrected its accounting in the fourth quarter resulting in a $735 thousand decrease in fourth quarter 2003 pre-tax income. Of this amount, approximately $704 thousand relates to prior years beginning in 1995. The effect on net income and diluted earnings per share is $491 thousand and $.04, respectively, of which $470 thousand and $.04, respectively, relate to periods prior to 2003. ANB believes that no prior period results were materially misstated and that no operating trends were materially affected as a result.

ANB is a $3.8 billion bank holding company operating 69 locations through twelve bank subsidiaries in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based National Bank of Commerce (NBC). Other Alabama subsidiaries include: First American Bank in Decatur/Huntsville, Athens and Auburn/Opelika; First Citizens Bank in Talladega; Bank of Dadeville; Alabama Exchange Bank in Tuskegee and First Gulf Bank in Baldwin County. Florida subsidiaries are: Citizens & Peoples Bank, N.A. in Pensacola; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Peoples State Bank in Groveland; and Public Bank in metropolitan Orlando and Vero Beach. ANB has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. ANB provides full banking services to individuals and businesses. Brokerage services are provided to customers through NBC’s wholly owned subsidiary, NBC Securities, Inc. Investments are not bank guaranteed, not FDIC insured and may lose value. Insurance services are provided through ANB Insurance Services, Inc., a wholly owned subsidiary of First American Bank.

Alabama National BanCorporation common stock is traded on the NASDAQ National Market System under the symbol “ALAB.”

Alabama National will provide an on-line, real time Web cast and rebroadcast of its year-end conference call to discuss financial results for the quarter and year completed December 31, 2003, as well as its general outlook and goals for 2004. A listen-only simulcast and replay of Alabama National’s conference call will be available on-line at the following Internet links: www.alabamanational.com, under “In The News,” or www.vcall.com, on January 22, beginning at 9:00 a.m. Central Time. The on-line replay will follow immediately and continue for 30 days.

Persons who do not have Internet access may dial 800-938-1464 to listen to the call at 9:00 a.m. Central Time on January 22. A telephonic replay will be available through February 21 by dialing 800-642-1687 and entering Conference ID number 4775033.

Shareholders of Indian River are advised to read the proxy statement/prospectus regarding the proposed merger of ANB and Indian River delivered to them because it contains important information about the merger, Indian River and ANB. Shareholders of Cypress Bankshares are advised to read the proxy statement/prospectus regarding the proposed merger of ANB and Cypress Bankshares delivered to them because it contains important information about the merger, Cypress Bankshares and ANB. Each proxy statement/prospectus has been filed by ANB in conjunction with a registration statement filed with the Securities and Exchange Commission. Copies of each proxy statement/prospectus can be obtained at the SEC’s website at www.sec.gov. Copies of each proxy statement/prospectus can also be obtained, without charge, by directing a request to Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Lowell A. Womack, Jr. (205-583-3654).

This press release contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles (“GAAP”). These “non-GAAP” financial measures are “net revenue,” “cash earnings” (cash earnings per share) and “tangible book value per share.” ANB’s management uses these non-GAAP measures in its analysis of ANB’s performance. Net revenue is defined as the sum of net interest income plus noninterest income, less any gains or losses from securities sales or asset dispositions. ANB’s management believes this measure is useful as an indicator of the company’s revenue-generating ability. Securities and assets sale disposition gains are excluded from this figure because they are viewed as non-recurring in nature and could distort the measure. Cash earnings is defined as net income plus amortization expense (net of tax) applicable to intangible assets that do not qualify as regulatory capital. Cash earnings per share is defined as cash earnings divided by basic and diluted common shares outstanding. ANB’s management includes cash earnings measures to compare the company’s earnings exclusive of non-cash amortization expense and because it is a measure used by many investors as part of their analysis of ANB’s performance. Tangible book value per share is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. ANB’s management believes this measure is useful because it provides book value exclusive of intangible assets and because it is a measure used by many investors as part of their analysis of ANB. These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Refer to the “Reconciliation Table” in the attached schedules for a more detailed analysis of these non-GAAP performance measures.

This press release contains forward-looking statements as defined by federal securities laws. Statements contained in this press release which are not historical facts are forward-looking statements. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. ANB undertakes no obligation to update these statements following the date of this press release. In addition, ANB, through its senior management, may make from time to time forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates reflecting the best judgment of ANB’s senior management based upon current information and involve a number of risks and uncertainties. Certain factors which could affect the accuracy of such forward-looking statements are identified in the public filings made by ANB with the Securities and Exchange Commission, and forward-looking statements contained in this press release or in other public statements of ANB or its senior management should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Contacts:

Alabama National BanCorporation

John H. Holcomb III

Chairman of the Board and

Chief Executive Officer

(205) 583-3648

Alabama National BanCorporation

William E. Matthews, V

Executive Vice President and

Chief Financial Officer

(205) 583-3650

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